VISOR

INVEST IN **IMMERSED**

🥽 Spatial Computing (XR) + 🦾 AI Agent to Supercharge Productivity ⚡ ($20M raised)

immersed.com Austin, TX

Technology | Notable Angel | B2B | AR & VR | VC-Backed

Highlights

VC-Backed

Raised $250K or more from a venture firm

Fast Growth

Revenue growing 2X/yr for at least prior 6 months

$5M+ Revenue
Earned over the last 12 months

1. 💪 Raised $20M (5,000+ investors); ~$7M revenue to date; $71M projected in Visor's 1st year. 🥽

2. ⚡ 1.4 Billion+ views on social media in 2024 ($0 ad-spend); 1.4M YouTube subscribers

3. 🤯 1.4 Million users spent over 1,800 years in the Immersed app (40-60hrs/week in headset).

4. Partnerships w/ Google, Samsung, Meta, Microsoft, Qualcomm, Intel, ByteDance, HTC, Pegatron, & BOE.

5. 🤖 Released Curator, your AI computer-using agent. More @ immersed.com/curator.

6. 🥽 Built Visor: higher-res than Apple Vision Pro, 70% lighter, & 70% cheaper. More @ Visor.com.

7. 🤖 Visor & Curator AI are both patent pending.

8. ✨ Seen on: Time, The New Yorker, Forbes, Fortune, Wired, DigitalTrends, Bloomberg, CNET, TechCrunch.

Featured Investors



Mark McClain
Invested $2,000,000 ⓘ

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Syndicate Lead

I'm a 2-time entrepreneur, with a successful exit (sold Waveset to SUN in 2004) and an ongoing successful business (SailPoint, taken private off NYSE for $6.9B in 2022). I've invested in many companies as an angel, through SPVs and in various funds.

"On the personal side, I've known Renji for several years, and have seen him operate in the highs and lows of building this tech startup. Believe me, I've built a couple of scalable businesses from the ground up, and I know it's one of the hardest things anyone can tackle in life. Regardless of what is thrown Renji's way, it's clear that his faith in God keeps him rock solid in the direction he's supposed to go, and he and his team execute their hearts out. On the business side, I've seen many different iterations of AR/VR over the years, and this is the *first time* it has actually resonated with me. I'm not much of a "gamer" but I love Immersed because it is focused on things I actually understand: virtual work + collaboration. Visor is ground-breaking in comparison to the other headsets out there. And, I'm not much of a Marvel expert, but it looks to me like Curator AI could take us one step closer to IronMan's "Jarvis"! If you want to get in on one of the coolest companies playing in the world of spatial computing + AI technology, Immersed is a great investment opportunity. Join us on this great adventure!"



Pat Gelsinger (Intel CEO) 🔗

Invested **$250,000** ⓘ

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Intel CEO

"Visor debuted @ Intel's Keynote. See "What Others Are Saying" on Visor.com."



Other investors include <u>Tim Tebow</u> & 5501 more

Our Team



Renji Bijoy Founder & CEO/CTO

Georgia Tech AI Master's (#3 Computer Science gradschool in the US) in Machine Learning, 800/800 Math SATs, Techstars portfolio founder (top 0.1%), lead software architect @ GreatBigStory.com (3M daily active users in 2months), 2021's Forbes 30 Under 30

Every software development team I've ever been on or led has had the issue of video-conferencing/chat just not being the same as working together in-person, side-by-side, whiteboarding, pair-programming, etc. We want to solve this problem, not because we love remote work, but because we hate it and want to make remote work more like in-person.



Kit N. Chief Marketing Officer

Co-founder of Pantelope (7-figure sale in 2023); led multiple departments as an expert in strategy for data-driven scaling of paid media for Meta, Google, LinkedIn, etc., on the order of billions of dollars of revenue.



Cliff C. VP of Intelligent Systems

UCLA Mathematics, UCSD CS (AI), Peking University MBA. Nearly 20 years in technology startups, from AAA Games/VFX, to XR, to SaaS/Social. Previously Product Director for XR at zSpace, overseeing growth period to 1M+ global students/users.



Romeo C. Director of AI

4.0 GPA in Georgia Tech's AI Master's Program, Advisor for Udacity's AI Courses, saved Ecuador's largest Enterprise Bank $40M in annual spend using AI. Has over 15+ of industry experience in program management, AI engineering, and data analytics.



Joe B VP of XR Development

Techstars graduate, top coding bootcamp engineer, and graduated from one of the world's most prestigious VR development programs.



Josh K Head of Content

10+ years experience in creating product & content strategy. Led the top performing product and UX teams at Synchrony Financial in 2020. Amassed 30M+ views across content created. Directed award winning Amazon film "Dreamin' in a Dream".



Alberto J SVP of Immersed Applications

10+ years in CTO positions at international startups & large companies. Managed 30+ remote workforce. Lead tech transformations: road-map, budgeting, and security compliance. Hard skills in Cloud, Big Data, ML, DevOPs, & scalable architectures.



Mitu K. Head of QA

Unity-certified programmer with 5+ years of industry experience and software test engineering focus.



Ryan Y. Head of Partnerships & Commercialization

President's club sales leader. Now leading Immersed's community management efforts building an engaged and thriving user base.



Sarah B Director of Accounting / Controller

Valedictorian of graduating class of 500 students, Magna cum laude in continued education (full academic scholarship), former Auditor from EY (Big 4 accounting firm), 4 years of startup-focused Accounting + Finance experience.



Kennedy K. Technical Recruiter

MBA graduate with 5 years of project management and recruiting experience in business and technology-focused roles.



Tatsuya Y Mac & Linux Developer

Lead developer for kernel-level architecture and optimization at a Y Combinator startup, and created the world's fastest multi-monitor streaming tech for mobile platforms.



Scott S PC Developer

Windows developer since 1988, one of the top experts in C/C++/C# in the world

Windows developer since 1988, one of the top experts in C/C++/C# in the world, has led innovative technical teams at Hewlett-Packard, and has started his own startup.



Chris H. Director of Technical Art

Holds a Masters of Fine Arts in Visual Development paired with 10+ years of engineering and game engineering experience.

Khalid M. Senior Unity Engineer

8+ years of Unity engineering experience in development of massive multiplayer online games, AdTech, and spatial computing.

Amin M. Senior Unity Engineer

Holds a masters of science in artificial intelligence and has nearly ten years in software game development.

Aman O. Senior Unity Engineer

Expert software engineer in Unity development. Most recently was a senior Unity metaverse developer for Tata Consultancy.

Diego M. Software Engineer

Software engineer with 15+ years of experience spanning across teams that focus on web, infrastructure, and API development.

Jaye M. Senior Unity Engineer

Has served as Head of Development roles prior to joining Immersed where he now uses his expertise for front end development and architecture.

And Others Hardware Development Team

⚡Immersed built the next generation of computing: Spatial computing powered by Artificial Intelligence.

📈 Now raising funds to scale Immersed's Curator AI, and transform productivity for everyone.

IMMERSED IS A 3-PRONGED COMPANY

PROPRIETARY SOFTWARE

Users work full-time 40-60hrs/week in Immersed.

NEXT-GEN HARDWARE

Visor: optimized for the work use case

ARTIFICIAL INTELLIGENCE

Curator transforms the Enterprise workforce into AI-empowered knowledge experts.





In the past 8 years, Immersed developed the world's most-used Spatial computing software that virtualizes the workforce, giving individuals multiple virtual screens in a private, distraction-free XR environment, which also has screen-sharing capabilities for hybrid remote teams.

📈 Our power users work 40-60 hours in the Immersed app every week.

1st Place: Immersed's App

4.2
★★★★☆
3,100 ratings, 1,586 reviews

4 ★ —	5%
3 ★ —	3%
2 ★ —	4%
1 ★	16%

2nd Place: Meta's WorkRooms App

2.8
★★★☆☆
766 ratings, 342 reviews

5 ★	31%
4 ★	11%
3 ★	10%
2 ★	8%
1 ★	40%



😎 Why Immersed built Visor

Previous headsets have just been too heavy, bulky, and ugly. So far, professionals haven't purchased them.

So, we've collaborated with AR/VR tech giants to develop our work-focused **"Visor"**, which is higher resolution than Apple Vision Pro, 70%

lighter weight, & 70% less expensive.


Visor: Smallest 4K Per Eye Headset WORKS!?| I W...
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VISOR
NO DEMO...
I WORKED I
!
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Candid Reflections on Visor (JDun from Getting T...
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Candid Reflections
after 1hr in Visor...
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Visor Timeline:

- All Founder's Edition Visors shipped by Q2 2025
- Standard 4K Visors start shipping after Summer 2025

🎙️ Quotes From Our Mentors

Board:



Joe Lonsdale `Advisor`
Founder of Palantir and early Investor in Oculus
Palantir
"Immersed's Visor reminds me of the early days of Oculus!"



Rob Steffens `Director`
Previous President of Marvel Entertainment
MARVEL
"I continue to be impressed by the passion, energy and performance of Renji and his team at Immersed. The future is very bright."

Industry Leaders:



Palmer Luckey
Founder of Oculus
oculus
"I have literally hundreds of head mounted displays, so believe me when I say Visor is something special!"



Don McGuire
CMO at Qualcomm
Qualcomm 
"Looking forward to the launch of Visor."

Immersed Poised For Our AI Future

🤩 Now owning the entire technology stack, from the software to the hardware, enables Immersed to have one of the world's most valuable

data engines for the imminent AI future.


PHYSICAL AI
SELF-DRIVING CARS
GENERAL ROBOTICS
AGENTIC AI
CODING ASSISTANT
CUSTOMER SERVICE
PATIENT CARE
GENERATIVE AI
DIGITAL MARKETING
CONTENT CREATION
2012 ALEXNET
PERCEPTION AI

NVIDIA's CEO shows where tech is going, which strategically aligns with Immersed.

Immersed Debuts Curator (beta), your AI Computer-Using Agent

We all need an automated AI assistant that distills everything we observe & interact with into actionable tasks, insights, and reminders. **Because Immersed has already built technology that controls your computer from a headset, we can now leverage AI to shortcut those controls for you.**

View demo video here:
https://x.com/renjibijoy/status/1884315749998903331


Renji Bijoy
@RenjiBijoy

Meet Curator: Your AI computer-using Agent.



Not here to replace you, but to make *you* unstoppable.
Doesn't go off to work on its own. It makes *you* work faster.
To: Joshua Kurikeshu
Just pulled in
Can you send me the total recent successful transactions?
1,366 Requests Remaining
Ask Curator
Look at the text on my screen and get Josh the answer to his question and send it to him in an email to josh@visor.com.
Curator
Headset
Support
About Immersed
1:39

https://x.com/renjibijoy/status/1884315749998903331

Curator is an AI "computer-using" Agent that observes the work you do on your computer and in your virtual environment so that it can proactively nudge you toward your next productive step, and where applicable, **Curator can take on some of these actions for you**, delivering real-time "super-genius" abilities exactly when needed.

Meet Curator
Your AI Computer-Using Agent

We're making an initial preview of Curator (beta) available for download today. It's powerful, but not *perfect*, so to limit the number of

download today. It's powerful, but not *perfect*, so to limit the number of users as we fix bugs, we're first releasing it to our higher-tiered investors for those who want to try it (see Perks). With your feedback, we'll continue to iterate to fix bugs, introduce new functionalities, and get Curator to make you as productive as possible before our wider public beta release this year.

The more that Curator's intelligence understands your mission and intent, the more Immersed innovates in building you the perfect AI assistant to help you accomplish all of your goals —not just in the virtual world, but also in the physical world...

💪 World's Largest Human-Movement Dataset

So far, we've only seen AI used on flat 2-dimensional screens. Longer-term, Immersed's mission is to bridge the virtual world with the physical world.

Today, companies like Tesla, NVIDIA, and others use bulky headsets to embody & train humanoid robots. However, this approach only trains a very closed set of repetitive/small tasks. As artificial intelligence advances, Immersed's AI's semantic understanding of users' world around them paired with Visor's human pose-estimation data at scale will give humanoid robots a better understanding of why and how to operate in the world autonomously. 🤖

💡 **This is only possible with Immersed because we're the only company on the planet that's figured out how to incentivize users to wear headsets for 40-60hrs each week 👀, leading to the world's most valuable human pose-estimation data engine at scale** (*for users who opt-in to take advantage of the features that require it*).







Headsets used for scaling robotics training data.

🚨 **Immersed has a small AI team, including Immersed's founder & CEO who has a Master's degree in Computer Vision & Machine Learning from Georgia Tech (the #3 Computer Science Graduate School program in the nation at the time).**

Now, with Curator's proven breakthrough, Immersed is raising additional funds to grow its AI initiatives. 🚀





📈 Recent market signals:

1. [Google buys part of HTC's XR business for $250M](#)

2. [How Chinese AI Startup DeepSeek Made a Model that Rivals OpenAI](#)

3. [OpenAI's new Operator AI agent can do things on the web for you](#)

4. [Trump announces $500 billion 'Stargate' AI venture headed by Oracle, OpenAI, SoftBank](#)

5. [Here's what Samsung's first Android XR headset looks like in person](#)

6. [Meta is building Oakley smart glasses for athletes: Report](#)

7. [Sony's Enterprise MR Headset Set to Release Next Month, Priced at $4,750](#)

🚀 How this benefits Immersed:

1. The tech giants (including our direct partners) are signaling that Spatial Computing is the next generation of computing, and they're

backing it with their wallets.

2. DeepSeek's news accelerates Immersed's AI breakthrough because it forces tech giants to lower their models' costs and improve model performance. It also proves that creating more specialized "smaller" foundation models is the way of the future. Immersed is the main company ultra-focused on combining Spatial Computing + AI, which is very obviously where the future is headed.

3. Billions are being spent to build tools for AI agents, and Immersed will be the leader in this for Spatial Computing.

4. The US government and its international partners are funding initiatives to supercharge the proliferation of AI technologies, which Curator benefits from.

5. The Immersed app is a launch partner for the Samsung headset.

6. Even as Meta achieves mainstream adoption of AR glasses that can do small things like notifications, people will still desire a *full* Spatial Computer in a small form factor like Visor.

7. Visor provides a clearer 4K-per-eye experience for 1/5th of the price. Sony will educate the market, but customers will prefer a sleeker device that has a better price for better visuals.

Market Opportunity

Enterprise AI market:

According to Next Move Strategy Consulting, the market for artificial intelligence (AI) is expected to show strong growth in the coming decade. Its value of nearly $100 billion is expected to grow twentyfold by 2030, up to nearly $2 trillion.

Enterprise Collaboration Market:

Market research indicates that the global enterprise collaboration market was valued at $47.2 billion in 2021 and is expected to surpass $85.8 billion by the end of 2026, driven by the need for seamless remote collaboration, enhanced productivity, and improved communication across geographically dispersed teams. Immersed is poised to capture a significant share of this market by offering cutting-edge solutions that enable organizations to unlock the full potential of their workforce.

Corporate Training Market:

The current global corporate training market size is $380.70 billion and with a compound annual growth rate (CAGR) of 4.8%. This is a key market for Immersed solutions that fit well within the context of training new employees and retraining existing employees.

XR Market:

The demand for augmented and virtual reality (XR) is growing, not just in the entertainment landscape but in the enterprise space as well. By 2026 or 2027, experts at Mordor Intelligence in their 2022 study available on mordorintelligence.com predicted that the XR market was growing at a breakneck speed, with a healthy CAGR of 57.91%. The study suggested that a significant portion of the XR market growth would come from the enterprise space, where businesses are now moving more rapidly into the age of digital transformation.

This page was co-written with Immersed's Curator AI.